

Mail Stop 4631

January 15, 2010

Via U.S. mail and facsimile

Mr. Alan Pretter
Senior Legal Counsel
NOVA Chemicals Corporation
1550 Coraopolis Corporation
Coraopolis, PA 15108

> **RE:** **NOVA Chemicals Corporation**
> **Form F-4 filed December 21, 2009**
> **File No. 333-163915**

Dear Mr. Pretter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position

contained in these letters and include the representations contained the Morgan Stanley and Shearman & Sterling no-action letters.

2. As applicable, please revise exhibits 99.1 and 99.2 to comply with the comments in this letter.

Prospectus Cover Page

3. Please disclose the following on the cover page of your prospectus:

    *   Broker-dealers who receive exchange notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

    *   Broker-dealers who acquired the outstanding notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Market and Industry Data, page iii

4. Please remove the disclaimers in the last three sentences of the first paragraph under this heading. In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.

Prospectus Summary, page 1

Our Business, page 1

5. Please explain the basis for the statement in the first paragraph that your Alberta facility is the "lowest-cost ethylene production facility in North America and one of the lowest-cost facilities in the world."

Summary of the Terms of the Exchange Offer, page 5

Resales, page 6

6. Please remove your disclosure here and elsewhere in your filing (e.g., on pages 8, 129, 130, 131, and 133) implying that parties may participate in the exchange offer even though they (i) may not acquire the exchange notes in the ordinary course of business, (ii) may engage in, or intend to engage in, or have an arrangement or understanding with any person to participate in, a distribution of

the exchange notes, or (iii) may be one of your affiliates. Please also revise your letters of transmittal accordingly.

Risk Factors, page 13

Risks Related to Our Business, page 18

We are involved in litigation from time to time in the ordinary course…, page 26

7. Please revise the disclosure under this subheading to remove the mitigating language.

Management's Discussion and Analysis, page 36

8. On page 40 you present financial information for the nine months ended September 30, 2009, combining predecessor and successor periods into a single presentation. Further, on the second table on page 40, you show the difference between the combined periods and the first nine months of 2008 to serve as the basis for the following discussion of your results of operations. This presentation of non-GAAP financial information does not appear to comply with Item 10(e) of Regulation S-K. The two periods you have combined are not comparable due to the impacts associated with the push-down accounting. Please revise this presentation, as well as the similar presentations for your segments beginning on page 47 and cash flow on page 63. Provide a discussion of the historical financial statements, as required by Item 303 of Regulation S-K. Consider whether this discussion should be supplemented by a discussion based on pro forma information, presented in a format consistent with Article 11 of Regulation S-X. Other formats may also be appropriate depending on the particular facts and circumstances. However, it is inappropriate to merely combine information for the pre- and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11.

Liquidity and Capital Resources, page 63

9. You disclose in your risk factors on page 16 that your cash flow and your ability to service indebtedness are dependent to a large extent upon cash dividends and distributions from you subsidiaries. You further discuss that payment of dividends, distributions, loans or advances by your subs could be subject to restrictions on dividends or repatriation of earnings. Revise your liquidity section to state that your ability to service debt and fund operations is dependent on the results of operations of your subsidiaries and their ability to provide cash. Also, tell us and disclose if any dividends, loans or other distributions from your subsidiaries are in fact subject to material contractual, restrictive governmental regulations or other restrictions and if so, tell us and disclose the nature of those restrictions.

10. We note the disclosure regarding your covenants on pages F-37, F-93 and F-109. Your disclosure discusses the fact that your covenants were repeatedly amended to provide relief and access to your major credit line and that you anticipate further amendments. With regard to your covenant compliance, please revise disclosure to include the following:

- For each quarter-end in 2008 and 2009, please disclose the actual covenant ratios, the original required ratios, and the amended ratios in a table or other clear presentation. Include your net debt to cash flow ratio, interest coverage ratio, and any other financial ratios. This will allow readers to understand the amendments made to the covenants, as well as how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios.

- Provide a clear discussion of the covenants, the amended covenants, whether or not you would have defaulted on the debt had the covenants not continually been amended and the ramifications of a covenant violation, including the impact of cross-covenants.

- Tell us and disclose whether management expects to comply with the existing financial debt covenants throughout 2010 without further amendments to the ratios and how your covenant compliance has impacted or will impact your debt classification as current or long term under Canadian GAAP.

- You state on page F-37 that your ability to maintain compliance with your financial covenants is dependent on various factors, such as industry and capital market conditions, planned restructuring activities and ongoing negotiations with banks. We note in 2008, you recorded $37 million in restructuring charges and in the nine months ending 2009, you have recorded $60 million in restructuring charges. We further note that as a result of the current economic conditions, sales volumes, selling prices and feedstock prices have significantly impacted operations. Please revise liquidity to discuss the specific impact the above items have had on your covenant compliance and how any anticipated future restructuring charges and deterioration in the economic environment will have on future compliance.

11. You state on page 63 that your principal sources of liquidity are cash from operations, cash on hand and borrowing under your revolving credit facilities. You identify sources of liquidity totaling $811 million at December 1, 2009, and $308 million at September 30, 2009. Based on the above sources of liquidity and your contractual obligations listed on page 65, it is not clear whether you will have the resources needed to fulfill all expected liquidity obligations in 2010. In this regard, we note recurring operating cash flow deficits and increased working capital deficits. Please revise MD&A to quantify the expected 2010 liquidity impact of the expected inflows and outflows. It appears that a tabular

presentation of expected sources and uses of cash is needed for readers to fully understand your expected 2010 liquidity requirements and whether there are available resources to satisfy these obligations. See section 501.13.b of the Financial Reporting Codification.

12. Include a statement that, in your opinion, your working capital is sufficient for present requirements, or, if not, how you propose to provide the additional working capital you will need. See Item 5.B.1(a) of Form 20-F and Item 14(g)(1) of Form F-4.

Market and Regulatory Risk, page 81

Foreign Exchange Hedging, page 82

13. Please revise to clarify the impact the change in functional currency had on your foreign exchange risk exposure and how you manage the risk. For example, it is not clear whether the policies and framework described in the third paragraph are no longer applicable. Also, refer to where you have provided the quantitative information about market risk required by Item 11(a) of Form 20-F.

Commodity Price Risk Management and Hedging, page 83

14. Under the Commodity Price Risk Management and Hedging heading, refer to where you have provided the quantitative information about market risk required by Item 11(a) of Form 20-F. Please expand your discussion of commodity price risk management and hedging to address the following:

• Disclose the expected impact of market fluctuations on your existing derivative positions. In Note 20, you have provided a sensitivity analysis of the impact to after-tax income assuming a unit increase in your primary feedstocks. Please tell us whether this includes consideration of your commodity forward purchase contracts and other derivatives. Include a sensitivity analysis of the impact to the consolidated financial statements from your significant commodity derivative contracts given an increase or decrease in feedstock prices.

• Discuss material limitations that cause the information required under paragraph (a)(1) of Item 11 not to reflect fully your net market risk exposures. Your disclosure should include summarized descriptions of instruments, positions, and transactions omitted from the quantitative market risk disclosure information in Note 20, and transactions that are included, but not reflected fully in the quantitative market risk disclosure information.

- Discuss the reasons for material quantitative changes in market risk exposures between the current and preceding fiscal years.

- Disclose any changes in either your primary market risk exposures or how these exposures are managed, when compared to what was in effect during the most recently completed fiscal year and what is known or expected to be in effect in future reporting periods.

Equity Forward Contracts, page 83

15. Please expand the disclosure here and in the discussion on page 58 to clarify the impact the July 6, 2009, purchase had on your exposure to risk in this area.

Business, page 86

16. Please indicate the date of your incorporation. See Item 4.A.2 of Form 20-F and Item 19(a)(5) of Form F-4.

Legal Proceedings, page 102

17. Please expand your discussion to provide a description of the factual bases alleged to underlie Dow Chemical's claim.

The Exchange Offer, page 128

Purpose and Effect of the Exchange Offer, page 128

18. Please revise the first bullet point on page 129 to clarify that each holder of outstanding notes wishing to participate in the exchange offer will be required to represent that any exchange notes to received by such holder will be acquired in the ordinary course of business for the holder as well as for the beneficial owner of the exchange notes.

Expiration Date; Extensions; Amendments, page 130

19. We note that you reserve the right to "delay accepting any outstanding notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Return of Outstanding Notes, page 134

20. We note the disclosure indicating that you will return notes not accepted for any reason "as promptly as practicable." Rule 14e-1(c) under the Exchange Act requires that you return the notes "promptly" upon expiration or termination of the offer, as applicable. Please revise accordingly.

Conditions of the Exchange Offer, page 135

21. We note your disclosure that you may terminate the exchange offer before acceptance of the outstanding notes if you determine that certain conditions have not been met. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise your disclosure accordingly.

22. We note that you may determine in your sole discretion or judgment whether certain conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether conditions have occurred or have been satisfied.

Description of the Exchange Notes, page 138

General

23. We note the disclosure in the second sentence of the second paragraph indicating that the summary does not include all of the information included in the indenture. Please revise to clearly indicate that the disclosure in this section summarizes the material terms of the indenture.

24. We note the disclosure in the third sentence of the second paragraph indicating that the disclosure in this section is qualified by reference to the Trust Indenture Act of 1939, the indenture and the provisions made a part of the indenture by the Trust Indenture Act of 1939. You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly.

United States Federal Income Tax Considerations, page 159

25. Please delete the word "certain" in the first sentence of the introductory paragraph.

26. Please revise to remove the word "generally" throughout this section because the term may imply that investors cannot rely on the disclosure. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for United States holders.

Exchange Offer, page 159

27. We note that the discussions of the tax consequences in this section are qualified by the term "should." Please revise to clearly and specifically describe the uncertainties that cause you to be unable to provide certainty with respect to the tax consequences.

Available Information, page 168

28. We note the qualification in the sentence that begins "Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete…." Please note that you may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise to remove this sentence.

Note 21 – United States Generally Accepted Accounting Principles, page F-76

29. Please explain how you have met the requirements to present a reconciliation of cash flow information pursuant to Item 17(c)(iii).

30. Please explain how you assessed the requirement in Item 14(h) of Form F-4 to provide the reconciliation disclosures required by Item 18 of Form 20-F.

31. Please tell us how you have satisfied the requirement in Item 17(c)(vii) to provide summarized balance sheet and income statement information using the captions specified in Rule 1-02(aa) of Regulation S-X and summarized cash flow information resulting from operating, financing and investing activities relating to your pro rata interest in the joint venture.

Note 2 – IPIC Acquisition, page F-105

32. Please provide us with a schedule showing the calculation of the $2.8 billion purchase price disclosed on page F-101, based on the $6.00 per share, liabilities assumed and other amounts. Discuss any significant procedures used to measure the consideration transferred. Provide us a reconciliation of the $906 million excess of the acquisition date fair values of NOVA Chemicals identifiable assets and liabilities over the total purchase consideration, disclosed on page F-106, to the total purchase price and the fair values disclosed on page F-105.

33. Please disclose the underlying reasons for the bargain purchase. Explain to us your procedures used to measure the amounts recognized for the identifiable assets and liabilities assumed, including your procedures to identify intangible assets.

Item 21. Exhibits and Financial Statement Schedules, page II-3

34. We note that you have omitted schedules from your restated credit agreement dated November 17, 2009. Please re-file or incorporate by reference this agreement to include all schedules referenced therein. See Item 601(b)(10) of Regulation S-K.

35. Please file each of the following as an exhibit to the registration statement or explain to us why you are not required to do so:

- The agreement in principle referenced on page 105.

- The employment agreement with Mr. Woelfel referenced on page 105.

- The change of control agreements referenced on pages 120 and 121.

Item 22. Undertakings, page II-5

36. Please provide the undertakings required by Items 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Exhibits 5.1

37. Counsel may not limit the person who may rely on its opinion. Please have counsel revise the last paragraph of its opinion accordingly.

Exhibit 5.2

38. The assumptions set forth in paragraphs (2) and (3) of the fourth paragraph do not appear to be appropriate. Please advise or revise accordingly.

Exhibits 5.1 and 5.2

39. Please have each counsel file a new opinion indicating that its respective opinion has been electronically signed.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3854 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Alan Talkington, Esq. (via facsimile)
        Orrick, Herrington & Sutcliffe LLP